                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
                        (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                                (Amendment No. 3)
                                (Final Amendment)


                                  Seminis, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                                  Seminis, Inc.
                               Savia, S.A. de C.V.
                             Seminis Acquisition LLC
                 Conjunto Administrativo Integral, S.A. de C.V.
                Desarrollo Consolidado de Negocios, S.A. de C.V.
                              Emprima, S.A. de C.V.
                            Park Financial Group Ltd.
    Banca Afirme, S.A., Institucion de Banca Multiple Afirme Grupo Financiero
                               Alfonso Romo Garza
                                Mateo Mazal Beja
                            Bernardo Jimenez Barrera
                             Adrian Rodriguez Macedo
                                  Bruno Ferrari
                             Gaspar Alvarez Martinez
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    816658108
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Juliet Ream, Esq.
                                 General Counsel
                                  Seminis, Inc.
                               2700 Camino del Sol
                          Oxnard, California 93030-7967
                        Telephone Number: (805) 647-1572

                                WITH A COPY TO:

        Howard S. Kelberg, Esq.                    David J. Friedman, Esq.
  Milbank, Tweed, Hadley & McCloy LLP   Skadden, Arps, Slate, Meagher & Flom LLP
       One Chase Manhattan Plaza                    Four Times Square
        New York, New York 10005                New York, New York 10036
--------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

      This statement is filed in connection with (check the appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ] A tender offer.

d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

Transaction Valuation                    Amount of Filing Fee
$71,369,505                              $5,774.00

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,774.00        Filing Party: Seminis, Inc.

Form or Registration No.: Schedule 14A   Date Filed: June 27, 2003

                                  INTRODUCTION

      This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment") is being filed by: (1) Seminis, Inc., a Delaware corporation (the "Company" or "Seminis"); (2) Savia, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States; (3) Seminis Acquisition LLC, a Delaware limited liability company; (4) Conjunto Administrativo Integral, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("CAI"); (5) Desarrollo Consolidado de Negocios, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States; (6) Emprima, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States; (7) Park Financial Group Ltd., a British Virgin Islands international business company; (8) Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), a trust formed under the laws of the United Mexican States (the "ARG Trust");
(9) Alfonso Romo Garza; (10) Mateo Mazal Beja; (11) Bernardo Jimenez Barrera;
(12) Adrian Rodriguez Macedo; (13) Bruno Ferrari; and (14) Gaspar Alvarez Martinez. The preceding persons are collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."

      This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 and amendment nos. 1 and 2 thereto (as so amended by amendment nos. 1 and 2, the "Schedule 13E-3"), filed by the Filing Persons and Seminis Merger Corp. on June 27, 2003, July 30, 2003, and August 8, 2003, respectively, and relates to the merger of Seminis Merger Corp., a Delaware corporation and wholly owned subsidiary of Seminis Acquisition LLC, with and into the Company (the "Merger") pursuant to an agreement and plan of merger, dated as of May 30, 2003, as amended (the "Merger Agreement"), by and among the Company, Seminis Acquisition LLC and Seminis Merger Corp. Seminis Merger Corp. is no longer a Filing Person because it was merged with and into the Company, with the Company as the surviving corporation.

      This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the Rule 13e-3 transaction described herein. The Merger became effective on September 29, 2003.

      As a result of the Merger, the outstanding shares of the Company's Class A common stock, par value $0.01 per share, and the Company's Class B common stock, par value $0.01 per share (collectively, the "Common Stock"), other than those shares held by Seminis Acquisition LLC, Seminis Merger Corp. or the Company, were converted into the right to receive $3.78 in cash per share. Options to purchase shares of the Common Stock were treated in connection with the Merger in the manner described more fully in the Proxy Statement (as defined below). In connection with the Merger, there were no dissenting stockholders who perfected their appraisal rights under Delaware law with respect to shares of the Common Stock.

      Shares of the Common Stock held by the Company or Seminis Acquisition LLC were cancelled without payment being made therefor, and each share of Seminis Merger Corp. outstanding at the effective time of the Merger was converted into one share of newly-issued Seminis common stock.

      On August 8, 2003, the Company filed with the U.S. Securities and Exchange Commission (the "SEC") amendment no. 2 to its proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, relating to the special meeting of stockholders of the Company held on September 5, 2003, at which the stockholders of the Company considered and voted upon a proposal to adopt and approve the Merger Agreement and the Merger.

      A copy of the Proxy Statement is incorporated by reference to Exhibit
(a)(3). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Final Amendment to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A"). The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Final Amendment are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto.

      All information in, or incorporated by reference in, this Final Amendment, the Schedule 13E-3 and/or the Proxy Statement concerning the Company has been supplied by the Company. The information contained in this Final Amendment, the
Schedule 13E-3 and/or the Proxy Statement concerning Seminis Merger Corp. or each Filing Person other than the Company has been supplied by Seminis Merger Corp. or each such Filing Person, as the case may be, and no other person, including the Company and Seminis Merger Corp., takes responsibility for the accuracy of any information not supplied by such person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Proxy Statement.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

            Regulation M-A
            Item 1005

            Item 5 is hereby amended and supplemented by adding the following:

      (b) Significant Corporate Events. At a special meeting of the Company's stockholders held on September 5, 2003, holders of shares of the Common Stock representing a majority of the voting power of the outstanding shares of the Common Stock entitled to vote, voting together as a single class, voted to approve and adopt the Merger Agreement and Merger. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on September 29, 2003. Registered holders of shares of the Common Stock at the effective time of the Merger are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of the Common Stock.

            On September 29, 2003, as a result of the Merger, the shares of Seminis Class A common stock were delisted from The Nasdaq National Market pursuant to a written request to The Nasdaq Stock Market, Inc. from the Company and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Exchange Act. Accordingly, on September 30, 2003, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.

      (e) Agreements Involving the Subject Company's Securities. As of September 29, 2003, Seminis Merger Corp. entered into a stock purchase agreement with the holders of the outstanding shares of the Company's Class B Mandatorily Redeemable Preferred Stock, par value $0.01 per share, providing for the purchase and cancellation of all such outstanding shares concurrent with the Merger for an aggregate of $23.75 million ($1.25 million less than the aggregate liquidation preference of the Company's Class B Mandatorily Redeemable Preferred Stock). Pursuant to the terms of the Merger Agreement, the Company, in connection with and immediately prior to the Merger, paid to the holders of the outstanding shares of the Company's Class B Mandatorily Redeemable Preferred Stock all accrued and unpaid dividends on such shares as of the dividend payment date immediately preceding the closing of the Merger, which, at the time of the Merger, were in an aggregate amount of $6.0 million. The stock purchase agreement also provided for the payment concurrent with the Merger to the holders of the outstanding shares of the Company's Class B Mandatorily Redeemable Preferred Stock of all accrued and unpaid dividends on such shares from the last dividend payment date through the closing of the Merger, which were in an aggregate amount of approximately $0.5 million. The stock purchase agreement is attached hereto as Exhibit (d)(18).

Item 10.    Source and Amounts of Funds or Other Consideration.

            Regulation M-A
            Item 1007

            Item 10 is hereby amended and supplemented by adding the following:

            On September 29, 2003, in connection with the Merger and related transactions, Seminis Vegetable Seeds, Inc., a wholly-owned subsidiary of Seminis, as the borrower, entered into a credit agreement (the "Credit Agreement") with Citicorp North America, Inc., as Administrative Agent, providing for a $250.0 million senior secured credit facility. The Credit Agreement is attached hereto as Exhibit (b)(1).

            On September 29, 2003, in connection with the Merger and related transactions, Seminis Vegetable Seeds, Inc., as the borrower, completed the sale of $190.0 million aggregate principal amount of 10-1/4% senior subordinated notes due October 1, 2013. The indenture governing the terms of the notes is attached hereto as Exhibit
            (b)(2).

            On September 29, 2003, in connection with the Merger and related transactions, Seminis issued and sold an aggregate of $50.0 million of Class C PIK Preferred Stock (the "Class C PIK Preferred Stock") to two institutional investors. The Class C PIK Preferred Stock has an aggregate liquidation preference of $50.0 million and matures on October 1, 2014. Holders of shares of the Class C PIK Preferred Stock are entitled to receive paid in kind dividends (or in the sole discretion of Seminis, cash dividends) at the annual rate of 12.0% of the liquidation preference per share, compounded quarterly; provided that after the occurrence of, and during the continuance of, specified events of default, holders of shares of the Class C PIK Preferred Stock would be entitled to receive paid in kind dividends (or in the sole discretion of Seminis, cash dividends) at the annual rate of 14.0% of the liquidation preference per share, compounded quarterly. Seminis is entitled to redeem the Class C PIK Preferred Stock beginning October 1, 2006 and may redeem the Class C PIK Preferred Stock at any time following the occurrence of a change of control of Seminis, in each case, at specified prices. Upon the occurrence of a change of control, certain events of bankruptcy or the acceleration and satisfaction of certain material indebtedness of Seminis, the holders of the Class C PIK Preferred Stock are entitled to put their shares of Class C PIK Preferred Stock to Seminis at specified prices. The Class C PIK Preferred Stock contains restrictions on the ability of Seminis and its subsidiaries to incur indebtedness, enter into transactions with affiliates and make certain types of dividends and payments.

            The sale of the Class C PIK Preferred Stock reduced, on a dollar-for-dollar basis, the investment by Fox Paine & Company, LLC and its affiliates in Seminis and reduced the total number of shares of newly-issued Seminis common stock that would have been outstanding following completion of the Merger and related transactions by 14,705,882.

            In connection with the sale of the Class C PIK Preferred Stock, Seminis issued warrants to purchase an aggregate of 3,726,049 shares of newly-issued Seminis common stock. The warrants are immediately exercisable and have an exercise price of $0.01 per share.

Item 11.    Interest in Securities of the Subject Company.

            Regulation M-A
            Item 1008

            Item 11 is hereby amended and supplemented by adding the following:

      (a) Securities Ownership. Immediately after the Merger and the transactions contemplated by the Merger Agreement: (1) the ARG Trust owned 900,737 shares of newly-issued Seminis common stock, representing approximately 1.4% of the outstanding shares of newly-issued Seminis common stock; (2) CAI owned 42,000 shares of newly-issued Seminis common stock, representing less than 1.0% of the outstanding shares of newly-issued Seminis common stock; (3) Emprima owned 4,365,257 shares of newly-issued Seminis common stock, representing approximately 6.8% of the outstanding shares of newly-issued Seminis common stock; (4) Park owned 1,000,000 shares of newly-issued Seminis common stock, representing approximately 1.6% of the outstanding shares of newly-issued Seminis common stock;
            (5) Gaspar Alvarez Martinez owned 36,103 shares of newly-issued Seminis common stock, representing less than 1.0% of the outstanding shares of newly-issued Seminis common stock; (6) Bruno Ferrari owned 1,010,047 shares of newly-issued Seminis common stock, representing approximately 1.6% of the outstanding shares of newly-issued Seminis common stock; (7) Mateo Mazal Beja owned 53,000 shares of newly-issued Seminis common stock, representing less than 1.0% of the outstanding shares of newly-issued Seminis common stock; (8) Bernardo Jimenez Barrera owned 8,000 shares of newly-issued Seminis common stock, representing less than 1.0% of the outstanding shares of newly-issued Seminis common stock; and (9) Adrian Rodriguez Macedo owned 18,378 shares of newly-issued Seminis common stock, representing less than 1.0% of the outstanding shares of newly-issued Seminis common stock.

Item 15.    Additional Information.

            Regulation M-A
            Item 1011

            Item 15 is hereby amended and supplemented by adding the following:

      (b) Other Material Information. The parties to the five purported class action lawsuits relating to the Rule 13e-3 transaction described in this Final Amendment, the Schedule 13E-3 and the Proxy Statement have reached an agreement in principle providing for the settlement, subject to court approval and other conditions, of the litigation. The proposed settlement does not affect the terms of the Rule 13e-3 transaction described in this Final Amendment, the Schedule 13E-3 or the Proxy Statement.

Item 16.    Exhibits.

            Regulation M-A
            Item 1016

            (a)(1) Press Release issued by Seminis, Inc., Savia, S.A. de C.V.
                   and Fox Paine & Company, LLC, dated June 2, 2003.*

            (a)(2) Memorandum to employees of Seminis from Alfonso Romo, dated
                   June 2, 2003.*

            (a)(3) Proxy Statement, incorporated herein by reference to the
                   Proxy Statement, filed with the U.S. Securities and Exchange Commission by Seminis, Inc. on August 8, 2003.

            (a)(4) Press Release issued by Seminis, Inc., dated September 8,
                   2003.

            (a)(5) Press Release issued by Seminis, Inc., Savia, S.A. de C.V.
                   and Fox Paine & Company, LLC, dated September 29, 2003.

            (b)(1) Credit Agreement, dated as of September 29, 2003, among
                   Seminis Vegetable Seeds, Inc., as Borrower, Seminis, Inc., as Parent Guarantor, the Lenders named therein and Citicorp North America, Inc., as Administrative Agent.

            (b)(2) Indenture, dated as of September 29, 2003, by and among,
                   Seminis Vegetable Seeds, Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as Trustee.

            (c)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated, dated May 30, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

            (c)(2) Presentation of Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated to the Special Committee of the Board of Directors, dated May 30, 2003.*

            (c)(3) Valuation Report of Casa de Bolsa Banorte, S.A. de C.V.,
                   Grupo Financiero Banorte to Savia, S.A. de C.V. dated April, 2003, as translated by Savia, S.A. de C.V.*

            (c)(4) Presentation of Casa de Bolsa Banorte, S.A. de C.V., Grupo
                   Financiero Banorte to Savia, S.A. de C.V., dated April, 2003, as translated by Savia, S.A. de C.V.*

            (d)(1) Agreement and Plan of Merger, dated as of May 30, 2003, by and among Seminis, Inc., Seminis Acquisition LLC and Seminis Merger Corp., incorporated herein by reference to Appendix A to the Proxy Statement.

            (d)(2) Amended and Restated Exchange Agreement, dated as of May 30,
                   2003, between Seminis, Inc. and Savia, S.A. de C.V.*

            (d)(3) Voting Agreement, dated as of May 30, 2003, among Savia, S.A.
                   de C.V., Banca Afirme, S.A., Institucion de Banca Multiple Afirme Grupo Financiero, as trustee under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V., Park Financial Group, Ltd (BVI), Fox Paine Seminis Holdings, LLC, Seminis Acquisition LLC, Emprima, S.A. de C.V. and Alfonso Romo Garza, incorporated herein by reference to Appendix B to the Proxy Statement.

            (d)(4) Contribution Agreement, dated as of May 30, 2003, among
                   Seminis Acquisition LLC, Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V., Desarrollo Consolidado de Negocios, S.A. de C.V., Park Financial Group, Ltd (BVI), Emprima, S.A. de C.V. and Alfonso Romo Garza and certain members of Seminis and Savia Management.*

            (d)(5) Stock Purchase Agreement, dated as of May 30, 2003, among
                   Seminis Acquisition LLC, Seminis Merger Corp., Fox Paine Seminis Holdings, LLC and Banca Afirme, S.A., Institucion de Banca Multiple Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5).*

            (d)(6) Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and Alfonso Romo Garza.*

            (d)(7) Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and Bernardo Jimenez.*

            (d)(8) Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and Mateo Mazal Beja.*

            (d)(9) Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and Gaspar Alvarez.*

            (d)(10)Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and C. Edward Green.*

            (d)(11)Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and Jose Manuel Madero Garza.*

            (d)(12)Employment Agreement, dated May 30, 2003, by and between
                   Seminis Merger Corp. and Bruno Ferrari Garcia de Alba (the "Ferrari Employment Agreement").*

            (d)(13)Amendment, dated August 7, 2003, to the Ferrari Employment
                   Agreement, by and between Seminis Merger Corp. and Bruno Ferrari Garcia de Alba.**

            (d)(14)Letter Agreement, dated July 31, 2003, by and among Seminis,
                   Inc., Seminis Acquisition LLC, Seminis Merger Corp. and Fox Paine Seminis Holdings, LLC.**

            (d)(15)Amendment, dated September 29, 2003, to the Contribution
                   Agreement among Seminis Acquisition LLC, Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V., Desarrollo Consolidado de Negocios, S.A. de C.V., Park Financial Group, Ltd (BVI), Emprima, S.A. de C.V. and Alfonso Romo Garza and certain members of Seminis and Savia Management.

            (d)(16)Amendment, dated September 29, 2003, to the Stock Purchase
                   Agreement among Seminis Acquisition LLC, Seminis Merger Corp., Fox Paine Seminis Holdings, LLC and Banca Afirme, S.A., Institucion de Banca Multiple Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5).

            (d)(17)Amendment, dated September 24, 2003, to the Employment
                   Agreement by and between Seminis Merger Corp. and Gaspar Alvarez.

            (d)(18)Stock Purchase Agreement, dated as of September 29, 2003, by and among Seminis Merger Corp., G. Carl Ball, the G. Carl Ball Family Foundation, G. Dexter Ball, Margaret D. Ball, G. Victor Ball Marital Trust and Vivian Elledge Ball GST Exempt Trust UAD 12/21/92.

            (f) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix D to the Proxy Statement.

            (g)    Not applicable.

            99.1   Power of Attorney of Park Financial Group Ltd.**

            99.2 Power of Attorney of Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5).**

* Previously filed on June 27, 2003.

** Previously filed on August 8, 2003.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      October 8, 2003

                                    SEMINIS, INC.

                                    By:  /s/ Gaspar Alvarez
                                         -------------------------------
                                           Gaspar Alvarez
                                           Vice President

                                    By:  /s/ Enrique Osorio
                                         -------------------------------
                                           Enrique Osorio
                                           Vice President

                                    SAVIA, S.A. DE C.V.

                                    By:  /s/ Bernardo Jimenez Barrera
                                         -------------------------------
                                           Bernardo Jimenez Barrera
                                           Chief Financial Officer

                                    By:  /s/ Heriberto Muzza
                                         -------------------------------
                                           Heriberto Muzza
                                           Attorney-in-Fact

                                    SEMINIS ACQUISITION LLC

                                    By:  /s/ Bernardo Jimenez Barrera
                                         -------------------------------
                                           Bernardo Jimenez Barrera
                                           Authorized Officer

                                    CONJUNTO ADMINISTRATIVO
                                    INTEGRAL, S.A. DE C.V.

                                    By:  /s/ Carlos G. Mahuad
                                         -------------------------
                                           Carlos G. Mahuad
                                           President

                                    By:  /s/ Heriberto S. Muzza
                                         -------------------------
                                           Heriberto S. Muzza
                                           Attorney-in-Fact

                                    EMPRIMA, S.A. DE C.V.

                                    By:  /s/ Carlos G. Mahuad
                                         -------------------------
                                           Carlos G. Mahuad
                                           President

                                    By:  /s/ Heriberto S. Muzza
                                         -------------------------
                                           Heriberto S. Muzza
                                           Attorney-in-Fact

                                    PARK FINANCIAL GROUP LTD.

                                    By:  /s/ Bernardo Jimenez Barrera
                                         -------------------------------
                                           Bernardo Jimenez Barrera
                                           Attorney-in-Fact

                                    DESARROLLO CONSOLIDADO
                                    DE NEGOCIOS, S.A. DE C.V.

                                    By:  /s/ Gustavo Romo Garza
                                         -------------------------
                                           Gustavo Romo Garza
                                           Director

                                    BANCA AFIRME, S.A., INSTITUCION
                                    DE BANCA MULTIPLE, AFIRME GRUPO
                                    FINANCIERO, AS TRUSTEE, UNDER
                                    THE IRREVOCABLE ADMINISTRATION
                                    AND PAYMENT TRUST NUMBER 167-5
                                    (FIDEICOMISO IRREVOCABLE
                                    ADMINISTRACION Y PAGO NUMERO
                                    167-5)


                                    By:  /s/ Bernardo Jimenez Barrera
                                         -------------------------------
                                           Bernardo Jimenez Barrera
                                           Attorney-in-Fact

                                    By:  /s/ Alejandro Sanchez Mujica
                                         -------------------------------
                                           Alejandro Sanchez Mujica
                                           Attorney-in-Fact

                                    ALFONSO ROMO GARZA

                                         /s/ Alfonso Romo Garza
                                         -------------------------------

                                    MATEO MAZAL BEJA

                                         /s/ Mateo Mazal Beja
                                         -------------------------------

                                    BERNARDO JIMENEZ BARRERA

                                         /s/ Bernardo Jimenez Barrera
                                         -------------------------------

                                    ADRIAN RODRIGUEZ MACEDO

                                         /s/ Adrian Rodriguez Macedo
                                         -------------------------------

                                    BRUNO FERRARI

                                         /s/ Bruno Ferrari
                                         -------------------------------

                                    GASPAR ALVAREZ MARTINEZ

                                         /s/ Gaspar Alvarez Martinez
                                         -------------------------------

                                  EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
------      -----------
(a)(1)      Press Release issued by Seminis, Inc., Savia, S.A. de C.V. and Fox
            Paine & Company, LLC, dated June 2, 2003.*

(a)(2)      Memorandum to employees of Seminis from Alfonso Romo, dated June 2,
            2003.*

(a)(3)      Proxy Statement, incorporated herein by reference to the Proxy
            Statement, filed with the U.S. Securities and Exchange Commission by Seminis, Inc. on August 8, 2003.

(a)(4)      Press Release issued by Seminis, Inc., dated September 8, 2003.

(a)(5)      Press Release issued by Seminis, Inc., Savia, S.A. de C.V. and Fox
            Paine & Company, LLC, dated September 29, 2003.

(b)(1)      Credit Agreement, dated as of September 29, 2003, among Seminis
            Vegetable Seeds, Inc., as Borrower, Seminis, Inc., as Parent
            Guarantor, the Lenders named therein and Citicorp North America,
            Inc., as Administrative Agent.

(b)(2)      Indenture, dated as of September 29, 2003, by and among, Seminis
            Vegetable Seeds, Inc., the Guarantors named therein, and Wells Fargo
            Bank, National Association, as Trustee.

(c)(1)      Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
            Incorporated, dated May 30, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors, dated May 30, 2003.*

(c)(3)      Valuation Report of Casa de Bolsa Banorte, S.A. de C.V., Grupo
            Financiero Banorte to Savia, S.A. de C.V. dated April 24, 2003, as translated by Savia, S.A. de C.V.*

(c)(4)      Presentation of Casa de Bolsa Banorte, S.A. de C.V., Grupo
            Financiero Banorte to Savia, S.A. de C.V., dated April 24, 2003, as translated by Savia, S.A. de C.V.*

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2003, by and among Seminis, Inc., Seminis Acquisition LLC and Seminis Merger Corp., incorporated herein by reference to Appendix A to the Proxy
            Statement.

(d)(2) Amended and Restated Exchange Agreement, dated as of May 30, 2003, between Seminis, Inc. and Savia, S.A. de C.V.*

(d)(3)      Voting Agreement, dated as of May 30, 2003, among Savia, S.A. de
            C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme
            Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable
            Administracion y Pago Numero 167-5), Conjunto Administrativo
            Integral, S.A. de C.V., Park Financial Group, Ltd (BVI), Fox Paine
            Seminis Holdings, LLC, Seminis Acquisition LLC, Emprima, S.A. de
            C.V. and Alfonso Romo Garza, incorporated herein by reference to
            Appendix B to the Proxy Statement.
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
(d)(4)      Contribution Agreement, dated as of May 30, 2003, among Seminis
            Acquisition LLC, Savia, S.A. de C.V., Banca Afirme, S.A.,
            Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5
            (Fideicomiso Irrevocable Administracion y Pago Numero 167-5),
            Conjunto Administrativo Integral, S.A. de C.V., Desarrollo
            Consolidado de Negocios, S.A. de C.V., Park Financial Group, Ltd
            (BVI), Emprima, S.A. de C.V. and Alfonso Romo Garza and certain members of Seminis and Savia Management.*

(d)(5)      Stock Purchase Agreement, dated as of May 30, 2003, among Seminis
            Acquisition LLC, Seminis Merger Corp., Fox Paine Seminis Holdings,
            LLC and Banca Afirme, S.A., Institucion de Banca Multiple, Afirme
            Grupo Financiero, as trustee under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable
            Administracion y Pago Numero 167-5).*

(d)(6)      Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and Alfonso Romo Garza.*

(d)(7)      Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and Bernardo Jimenez.*

(d)(8)      Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and Mateo Mazal Beja.*

(d)(9)      Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and Gaspar Alvarez.*

(d)(10)     Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and C. Edward Green.*

(d)(11)     Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and Jose Manuel Madero Garza.*

(d)(12)     Employment Agreement, dated May 30, 2003, by and between Seminis
            Merger Corp. and Bruno Ferrari Garcia de Alba (the "Ferrari
            Employment Agreement").*

(d)(13)     Amendment, dated August 7, 2003, to the Ferrari Employment
            Agreement, by and between Seminis Merger Corp. and Bruno Ferrari
            Garcia de Alba.**

(d)(14)     Letter Agreement, dated July 31, 2003, by and among Seminis, Inc.,
            Seminis Acquisition LLC, Seminis Merger Corp. and Fox Paine Seminis
            Holdings, LLC.**

(d)(15) Amendment, dated September 29, 2003, to the Contribution Agreement among Seminis Acquisition LLC, Savia, S.A. de C.V., Banca Afirme,
            S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust
            Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero
            167-5), Conjunto Administrativo Integral, S.A. de C.V., Desarrollo
            Consolidado de Negocios, S.A. de C.V., Park Financial Group, Ltd
            (BVI), Emprima, S.A. de C.V. and Alfonso Romo Garza and certain members of Seminis and Savia Management.

(d)(16) Amendment, dated September 29, 2003, to the Stock Purchase Agreement among Seminis Acquisition LLC, Seminis Merger Corp., Fox Paine
            Seminis Holdings, LLC and

            Banca Afirme, S.A., Institucion de Banca Multiple Afirme Grupo
            Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y
            Pago Numero 167-5).

(d)(17) Amendment, dated September 24, 2003, to the Employment Agreement by and between Seminis Merger Corp. and Gaspar Alvarez.

(d)(18) Stock Purchase Agreement, dated as of September 29, 2003, by and among Seminis Merger Corp., G. Carl Ball, the G. Carl Ball Family
            Foundation, G. Dexter Ball, Margaret D. Ball, G. Victor Ball Marital
            Trust and Vivian Elledge Ball GST Exempt Trust UAD 12/21/92.

(f) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix D to the Proxy Statement.

(g)         Not applicable.

99.1        Power of Attorney of Park Financial Group Ltd.**

99.2        Power of Attorney of Banca Afirme, S.A., Institucion de Banca
            Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable
            Administration and Payment Trust Number 167-5 (Fideicomiso
            Irrevocable Administracion y Pago Numero 167-5).**


* Previously filed on June 27, 2003.

** Previously filed on August 8, 2003.